UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This Report of a Foreign Private Issuer on Form 6-K shall be deemed to be incorporated by reference into the i) shelf registration statement on Form F-3 (Registration Number 333-276870) of Brera Holdings PLC, operating under the name Solmate Infrastructure (the “Company”) (NASDAQ: SLMT), a Solana-based crypto infrastructure company, filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on February 5, 2024 and declared effective by the SEC on February 13, 2024 (the “Shelf Registration Statement”), and into each prospectus or prospectus supplement outstanding under the Shelf Registration Statement and ii) registration statements on Form S-8 (File Nos. 333-269535 and 333-287999), in each case, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of Annual General Meeting

On June 26, 2026, the Company held an annual general meeting of its shareholders (the “AGM”). As of June 1, 2026, the record date for the AGM, there were 11,009,294 Class B Ordinary Shares, $0.50 nominal value per share (the “Class B Ordinary Shares”), outstanding representing 11,009,294 votes entitled to vote on the proposals presented at the AGM, of which 7,871,418 votes, or approximately 71.49%, were present in person or represented by proxy, which constituted a quorum in accordance with Article 27.6 of the Company’s Articles of Association. The proposals are described in greater detail in the Company’s Report on Form 6-K, as filed with the SEC on June 2, 2026, the relevant portions of which are incorporated by reference herein. Set forth below are the final voting results in respect of resolutions 1 and 2, each of which was submitted to a vote of the Company’s shareholders at the AGM. Resolution 3, relating to the appointment of the Company’s statutory auditor, was not put to a vote at the AGM. Instead, the meeting was adjourned to permit the Company additional time to identify a suitable candidate for appointment as statutory auditor. The results of resolution 3 will be reported following the conclusion of the reconvened meeting. The reconvened meeting will be held on a date to be determined by the Board of Directors of the Company (the “Board”) and notified to shareholders in accordance with the Company's Articles of Association.

1.	Resolution 1: To re-elect, by separate resolutions, each of the following five (5) members of the Board to serve for a one-year term until the next annual general meeting. Each of the following five (5) members of the Board was re-elected as set forth below:

1a. Ron Sade

For	Against	Abstain
4,865,946	3,003,800	1,672

1b. Alyazi Saeed Ahmad Alkhattal Almheri

For	Against	Abstain
4,863,814	3,005,365	2,239

1c. Erez Simha

For	Against	Abstain
5,456,738	2,413,034	1,646

1d. Tariq Salem Ebraheem Alsaman Alnuaimi

For	Against	Abstain
4,863,867	3,005,312	2,239

1e. Keren Maimon

For	Against	Abstain
4,865,673	3,004,119	1,626

2.	Resolution 2: To ratify the appointment of Reliant CPA PC as the Company’s independent registered public accounting firm for the Company’s fiscal year ended December 31, 2026. The proposal was approved as set forth below:

For	Against	Abstain
7,690,160	70,813	110,445

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2026	BRERA HOLDINGS PLC

	By:	/s/ Ron Sade
Ron Sade
Chief Executive Officer

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